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                                May 28, 2021

       William N. Johnston
       Chief Financial Officer
       TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.
       99 South New York Ave.
       Winter Park, Florida 32789

                                                        Re: TUSCAN GARDENS
SENIOR LIVING COMMUNITIES, INC.
                                                            Post Qualification
Amendment on Form 1-A
                                                            Response dated May
11, 2021
                                                            File No. 024-10945

       Dear Mr. Johnston:

               We have reviewed your May 11, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 30, 2021 letter.

       Correspondence filed May 11, 2021

       General

   1. We note from your response to comment 3 that the TG Holdcos are variable interest entities and that you
will revise your audited financial statements to reflect consolidation of these entities.
Please provide us with your analysis of your accounting for these entities. Your response
should include, but not be limited to, a discussion of how you determined these
entities are variable interest entities, what creates your variable interest, and how you determined
you are the primary beneficiary. Please cite the
                                                        applicable accounting
guidance in your response. We may have additional comments on your response to
comment 3 after considering your analysis.
 William N. Johnston
TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.
May 28, 2021
Page 2

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters.
Please contact Jennifer Gowetski at 202-551-3401 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,
FirstName LastNameWilliam N. Johnston
                                           Division of Corporation Finance
Comapany NameTUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.
                                           Office of Real Estate & Construction
May 28, 2021 Page 2
cc:       Dr. Laurence J. Pino, Esq
FirstName LastName